DIALOG GROUP, INC.

                                                              December 13, 2006

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20002

         Re: NuVim, Inc Registration Statement on Form SB-2, File No. 333-138129

Dear Mr. Owings,

This letter is in reply to yours of February 2, 2007.

We have filed the third amendment to the Registration Statement today. In addition to responding to your comments, it includes the updated 2006 financials.

Thank you, again, for the time spent by Kurt Murao. Please share this document with him.

I look forward to discussing this response with your staff and finalizing the Information Statement and reports. We will only distribute the revised versions to our shareholders.

Prospectus Cover Page

    1.  The number has been corrected.

Selling Stockholders, page 12

    2. NuVim has been informed that SGC Capital LLC is neither a broker dealer nor an affiliate of one.

    3.  The requested disclosure has been added.

Executive Compensation, page 41

    4.  The revised table is included.

Thank you for your attention to these matters. Our General Counsel, Mark Siegel, will call you do determine the next steps.


                                          Respectfully submitted,

                                          NuVim, Inc.


                                          By: /s/ Richard P. Kundrat
                                              ----------------------------------
                                              Richard P. Kundrat,
                                              Chairman & Chief Executive Officer

Copies should be provided to:
Kurt Murao

MAS/dt